               File No. 70-9673



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



AMENDMENT NO. 2

TO

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




NATIONAL GRID USA SERVICE COMPANY, INC.,
 FORMERLY, NEW ENGLAND POWER SERVICE COMPANY

(Names of company filing this statement)


25 Research Drive
Westborough, Massachusetts 01582

(Address of principal executive offices)



THE NATIONAL GRID GROUP PLC

(Name of top registered holding company parent of applicant)






John G. Cochrane     Kirk L. Ramsauer
Vice President and Treasurer     Deputy General Counsel
National Grid USA     National Grid USA
25 Research Drive     25 Research Drive
Westborough, Massachusetts 01582     Westborough, Massachusetts 01582

(Names and addresses of agents for service)

Form U-1 Application/Declaration filed under the Public Utility Holding Company Act of 1935, File No. 70-9673, is hereby amended to read, in its entirety, as follows:

Item 1.  Description of Proposed Transactions
---------------------------------------------

     National Grid USA Service Company, Inc., (formerly, New England Power Service Company, hereafter referred to as the Service Company) is a direct wholly-owned subsidiary of National Grid USA and an indirect wholly-owned subsidiary of The National Grid Group plc, a registered public utility holding company. It has contracted with the National Grid USA companies to provide, at cost, such administrative, engineering, construction, legal, and financial services as the companies request.

     Effective May 1, 2000, EUA Service Company was merged into the Service Company in accordance with the Commission's order dated April 14, 2000 (Release No. 35-27166) in File No. 70-9537.

     In accordance with the Commission's Order dated December 21, 1979, (Release No. 35-21354) in File No. 70-6353, the Service Company includes in its service charges to customers a rate of return on equity capital (excluding retained earnings and accumulated other comprehensive income) equal to the authorized rate of return on common equity for its affiliate, the New England Power Company. Under this formula, the Service Company currently uses an equity rate of return of 11.25.

     The Service Company now proposes (a) to restructure its capitalization to reduce its equity capital and (b) to change the formula for its return on equity. The Service Company is also filing in File No. 70-9089 an amendment to that Application/Declaration relating to existing short-term borrowing authority to reflect, in part, the effects of this equity restructuring.

     As of December 31, 1999, the capitalization of the Service Company consisted of $75 common stock, $16.4 million of miscellaneous paid-in capital, $1.8 million of retained earnings, and $10.8 million of accumulated other comprehensive income-net. The Service Company does not calculate an equity return allowance on the accumulated other comprehensive income, which represents unrealized appreciation on its supplemental retirement/deferred compensation plan trust fund recorded in accordance with Statement of Financial Accounting Standards No. 130. At September 30, 2000 (after the merger with EUA Service Company), the Service Company had increased its miscellaneous paid-in capital to $28.2 million (however, $8.8 million of that was reflective of accumulated other comprehensive income- net). (The Service Company also had $5.3 million in short-term debt at the close of 1999, and none at September 30, 2000.) It is the Service Company's practice to pay its retained earnings out in dividends to its parent shortly after year end.

     The Service Company proposes to reduce its common stock and paid-in capital as stated above to $5 million (exclusive of an amount reflective of accumulated other comprehensive income-net) by means of a distributive dividend to National Grid USA from paid-in capital.

     The results of this recapitalization (assuming no increase in total capitalization and assuming the replacement of the distributed capital by new debt) would be as follows:

          Before          After

Miscellaneous paid-in capital     $19.4 million     $5.0 million
 (exclusive of an amount reflective
  of Accumulated Other Comprehensive Income)
New Debt          $14.4 million

     The Service Company further proposes that it continue to be allowed to include in its service charges to customers (1) the actual interest on funds borrowed and (2) as reasonable compensation for its equity capitalization, a return on the book value of its equity (excluding retained earnings and accumulated other comprehensive income-net). However, the Service Company proposes that following the reduction in capital, its rate of return on equity capital will be fixed at 10.5%, the allowed rate of return stipulated in the most recent negotiated rate settlement for its affiliate, The Narragansett Electric Company. The Narragansett Electric Company return on equity is used because the Service Company's other retail public utility affiliates do not have specified rates of return approved in their rates. The Narragansett Electric Company is the second largest retail public utility affiliate of the Service Company; the 10.5% rate of return on equity requested by this filing is consistent with returns on equity of other electric utilities. The authorization being sought here for both the level of equity to be included in the Service Company and the return on equity to be charged on such equity will remain in effect through December 31, 2004.

     As a result of this recapitalization, assuming debt is carried at the end of month prime rate at FleetBoston minus one percentage point, there will be a reduction in the Service Company's charges. That reduction is calculated as follows, assuming the same total level of capital and debt outstanding:

          at 12/31/99     Proposed

Return on Equity
     $16.4 million @ 11.25%      $1.9m
     $ 5.0 million @ 10.50%           $ .5m
     Gross up for taxes       1.3m        .4m

Interest on new debt
     $11.3 million @ 8.00%              .9m

Total       $3.2m      $1.8m

Reduction in charges           $1.4m

     The recapitalization proposed in this filing will be completed on or before the thirtieth (30th) day following receipt of the Commission Orders granting the authority requested in this file.

Rule 54 Analysis

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator (EWG) or foreign utility company (FUCO) upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." The National Grid Group plc currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2).<F1> Due to the level of The National Grid Group plc's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, The National Grid Group plc cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

_____________

[FN]     1.  As the Commission noted in The National Grid Group plc, Holding
Co. Act Release No. 27154 (March 15, 2000) (the March Order), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.

     The National Grid Group plc's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2000 was $4,034,303,800. As of September 30, 2000, The National Grid Group plc's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,296,256,000. Consequently, The National Grid Group plc's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000.<F2> In the Commission's March Order, The National Grid Group plc was authorized to invest up to 252% of its retained earnings in EWGs and FUCOs.

     The Service Company also notes that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid Group plc associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, The National Grid Group plc has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. Indeed, The National Grid Group plc's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

     The National Grid Group plc is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers."

     The authority sought herein to reduce the capital of the Service Company will have no effect upon The National Grid Group plc's investment, direct or indirect, in EWGs or FUCO. The recapitalization of the Service Company also is not an issuance of securities to finance the acquisition of, or investment in, EWGs or FUCOs that could have the potential to adversely affect the financial soundness of The National Grid Group plc system or any of its public utility subsidiaries. Since this Application/Declaration does not involve additional capital, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application/ Declaration. The action requested in the instant filing would not have an adverse effect on the financial integrity of The National Grid Group plc system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The March Order notes that in its Application (1) The

_______________

[FN]     2.  National Grid's consolidated capitalization was 33.5% common stock and 66.5% debt as of September 30, 2000.

National Grid Group plc demonstrated that it had an investment grade credit rating, (2) a history of positive contributions to earnings from National Grid Company (the most significant part of The National Grid Group plc's FUCO operations), (3) that the Application contained various commitments by The Natio nal Grid Group plc to maintain its financial strength, and (4) that the public utility subsidiaries in The National Grid Group plc system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that The National Grid Group plc has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under rule 53(c)."<F3>

     Given The National Grid Group plc's continued compliance with the terms of the March Order and the lack of any proposed financing transaction in the instant Application-Declaration, the Commission should find the terms of Rule 54 satisfied.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     There are no fees or commissions to be paid in connection with the proposed transaction. Services will be performed by the Service Company at the actual cost thereof. The cost is not expected to exceed $1,000.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     (1)     Distributive dividend:  Section 12(c) of the Act and Rule 46.

     (2)     Return on capital:  Section 13 of the Act and Rules 90 and 91.

Item 4.  Regulatory Approval
----------------------------

     No other state or Federal commission has jurisdiction over the proposed transactions.

Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that an order allowing this Application/Declaration to become effective on December 29, 2000, or as soon as practicable.

     The Service Company (i) does not request a recommended decision by a hearing officer, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

__________________

[FN]     3.  March Order at 64.

Item 6.  Exhibits and Financial Statements
------------------------------------------

(a)     Exhibits

     F     Opinion of Counsel

     H     Proposed Form of Notice


(b)     Financial Statements

      1aBalance Sheet of the Service Company as of December 31, 1999, actual.

      1bStatements of Income and Retained Earnings of the Service Company for the twelve months ended December 31, 1999, actual.

      1cBalance Sheet of the Service Company as of September 30, 2000

Since the date of the Balance Sheet, there have been no material changes which were not in the ordinary course of business.

      2aBalance Sheet of The National Grid Group plc and Subsidiaries Consolidated as of March 31, 2000.

The proposed transactions will have no material effect on the Balance Sheets of The National Grid Group plc and Subsidiaries Consolidated; pro forma statements are therefore omitted.

      2bStatements of Income and Retained Earnings of The National Grid Group plc and Subsidiaries Consolidated for the twelve months ended March 31, 2000.

The proposed transaction will have no material effect on the Income and Retained Earnings of The National Grid Group plc and Subsidiaries
Consolidated; pro forma statements are therefore omitted.

      3aBalance Sheet of National Grid USA and Subsidiaries Consolidated as of September 30, 2000

Since the date of the Balance Sheet, there have been no material changes which were not in the ordinary course of business.

      3bStatements of Income and Retained Earnings of National Grid USA and Subsidiaries Consolidated as of September 30, 2000

The proposed transactions will have no material effect on the Income and Retained Earnings National Grid USA and Subsidiaries Consolidated; pro forma statements are therefore omitted.

Item 7.  Information as to Environmental Effects
------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by such company.

                       NATIONAL GRID USA SERVICE COMPANY, INC.



               s/ John G. Cochrane
          By
             John G. Cochrane, Vice President and Treasurer




DATE:  January 3, 2001